Exhibit (b)(1)

GOLDMAN SACHS CREDIT	KEYBANK NATIONAL	GE CAPITAL MARKETS,
PARTNERS L.P.	ASSOCIATION	INC. AND GENERAL
85 Broad Street	127 Public Square	ELECTRIC CAPITAL
New York, New York 10004	Cleveland, Ohio 44114	CORPORATION
500 W. Monroe St.
Chicago, IL 60661
PERSONAL AND CONFIDENTIAL
September 28, 2009
ASP GT Acquisition Corp.
c/o American Securities LLC
The Chrysler Center
666 Third Avenue, 29th Floor
New York, NY 10017-4011
Attention: Matthew F. LeBaron
Commitment Letter
Ladies and Gentlemen:
We are pleased to confirm the arrangements under which (a) Goldman Sachs Credit Partners L.P. (“GSCP”) is exclusively authorized by ASP GT Acquisition Corp. (“Holdings”) to act as sole lead arranger and sole bookrunner in connection with, (b) KeyBank National Association (together with any of its affiliates that may provide services or perform obligations under this Commitment Letter or the Fee Letters, “KeyBank”) is exclusively authorized by Holdings to act as sole syndication agent in connection with, (c) General Electric Capital Corporation (together with any of its affiliates that may provide services or perform obligations under this Commitment Letter or the Fee Letters, including GE Capital Markets, Inc. “GECC”) is exclusively authorized by Holdings to act as sole administrative agent in connection with, and (d) GSCP, KeyBank and GECC commit to provide the financing for, certain transactions described herein, in each case on the terms and subject to the conditions set forth in this letter and the attached Annexes A, B, C and D hereto (collectively, the “Commitment Letter”).
You have informed GSCP, KeyBank and GECC that Holdings, a newly created entity created by American Securities LLC (the “Sponsor”), intends to conduct a tender offer (the “Tender Offer”; the date of the purchase of the shares of GenTek Inc. (“GenTek”) tendered in the Tender Offer is referred to as the “Tender Offer Closing Date”) for the shares of GenTek and merge with and into GenTek (GenTek together with its subsidiaries, the “Acquired Business”). You have further informed GSCP, KeyBank and GECC that, depending upon the results of the Tender Offer, the acquisition by the Sponsor of 100% of the shares of GenTek may be achieved by means of (a) a short-form merger that occurs on the Tender Offer Closing Date (the “One-Step Transaction”), or (b) a long-form merger that occurs within 90 days of the Tender Offer Closing Date (the “Two-Step Transaction”), in each case as described more fully below:

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•	The One-Step Transaction: If Holdings obtains 90% or more of the issued and outstanding shares of GenTek pursuant to the Tender Offer or pursuant to the “top-up” provisions of the Merger Agreement (as defined below) on the Tender Offer Closing Date, on the Tender Offer Closing Date Holdings will merge with and into GenTek pursuant to a short-form merger in accordance with Delaware law, resulting in the Sponsor owning, directly or indirectly, 100% of the shares of GenTek, as the surviving corporation of such merger.

•	The Two-Step Transaction: If Holdings, pursuant to the Tender Offer, obtains more than 50% but less than 90% of the issued and outstanding shares of GenTek on the Tender Offer Closing Date, Holdings will solicit the shareholders of GenTek to approve a merger of Holdings with and into GenTek within 90 days of the Tender Offer Closing Date. Upon obtaining shareholder approval, Holdings will merge with and into GenTek pursuant to a long-form merger in accordance with Delaware law, resulting in the Sponsor owning, directly or indirectly, 100% of the shares of GenTek, as the surviving corporation of such merger.
The merger described above under either the One-Step Transaction or the Two-Step Transaction (the “Merger”; the date of the closing of the Merger is referred to as the “Merger Closing Date”; and the Merger together with the Tender Offer and all related transactions in connection with the acquisition of the Acquired Business are referred to as the “Acquisition”) will be effected pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 28, 2009, by and among ASP GT Holding Corp., Holdings and GenTek (in the form presented to GSCP with such amendments as are approved in writing by GSCP, KeyBank and GECC or are solely ministerial in nature, the “Merger Agreement”). Concurrently with the occurrence of the Tender Offer Closing Date, the following indebtedness (the “Existing Refinanced Debt”) will be required to be paid in full, and all commitments in connection therewith will be required to be terminated: (i) all debt under the First Lien Credit and Guaranty Agreement dated as of February 28, 2005 (as amended, the “Existing Credit Agreement”) among GenTek, GenTek Holding, LLC, certain subsidiaries of GenTek Holding, LLC, various lenders party thereto, GSCP, as joint lead arranger, sole bookrunner and syndication agent, Banc of America Securities LLC, as joint lead arranger, General Electric Capital Corporation, as co-administrative agent, and Bank of America, N.A., as co-administrative agent and as collateral agent; and (ii) all other indebtedness of the Acquired Business other than such indebtedness as may be agreed by GSCP to remain outstanding after the Tender Offer Closing Date. It is anticipated that in connection with the Merger, the valve actuation systems segment of the Acquired Business will be spun off pursuant to a sale, distribution or other transfer (as contemplated in the Merger Agreement) or by contributing the stock of GenTek Technologies Marketing Inc. (such spun off segment, the “Spin-Off”), and the ongoing working capital requirements of the Spin-Off will be separately funded. You have also informed us that the Acquisition, the payment in full of the Existing Refinanced Debt and related working capital requirements of the Acquired Business after consummation of the Tender Offer (but not including the ongoing working capital requirements of the Spin-Off) will be financed from the following sources:

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•	$300 million under a senior secured Tranche B term loan facility (the “Tranche B Term Facility”) having the terms set forth on Annex B; provided that the amount of the Tranche B Term Facility shall be reduced on the Closing Date (as defined in Annex B) in an amount equal to (x) the excess of the ECB Proceeds Cash (as defined below) over an amount equal to $20 million less the fair market value of any non-cash proceeds received in the ECB Sale (as defined below), plus (y) the excess of the Transaction Cash (as defined below) over $90 million;

•	$30 million under a senior secured revolving credit facility (the “Revolving Facility”; and, together with the Tranche B Term Facility, the “Facilities”) having the terms set forth on Annex B;

•	all unrestricted cash and cash equivalents, to the extent arising from operations, on the balance sheet of the Acquired Business on the Tender Offer Closing Date (not including the Minimum Liquidity Amount, up to $5 million of cash held by the Automotive Subsidiary (as defined in Annex C), the ECB Proceeds Cash (as defined below) and any amount of cash proceeds of the revolving credit facility under the Existing Credit Agreement (the “Existing Revolver Debt”)) (all such cash, the “Transaction Cash”);

•	all unrestricted cash and cash equivalents, to the extent constituting after tax net cash proceeds of the sale of the Electronics Chemicals business (the “ECB Sale”), on the balance sheet of the Acquired Business on the Tender Offer Closing Date (all such cash, the “ECB Proceeds Cash”); and

•	common equity investments in Holdings by the Sponsor, other investors and certain members of existing management of the Acquired Business in an amount equal to not less than (x) $299.7 million (of which up to 10% may be provided by way of “rollovers” of existing equity investments in the Acquired Business by existing management, a portion of which “rollovers” may be made at corporate levels other than Holdings subject to the satisfaction of GSCP, KeyBank and GECC), pursuant to the terms and conditions set forth in that certain Equity Commitment Letter, dated as of September 28, 2009 (in the form presented to GSCP, KeyBank and GECC with such amendments as are approved in writing by GSCP, KeyBank and GECC or are solely ministerial in nature, the “Equity Commitment Letter”), among the Sponsor, certain of the Sponsor’s affiliates and Holdings, minus (y) the amount by which the aggregate of the Transaction Cash and ECB Proceeds Cash not required to be applied to reduce the Tranche B Term Facility on the Tender Offer Closing Date exceeds the amount of such cash needed to consummate the Acquisition, plus (z) any additional amount required to consummate the Acquisition after giving effect to the application of the aggregate of the Transaction Cash and the ECB Proceeds Cash not required to be applied to reduce the Tranche B Term Facility on the Tender Offer Closing Date (the “Equity Contribution”). The Equity Contribution will be, first, applied to fund the Tender Offer and, second, contributed by Holdings to the Borrower (as defined in Annex B) as common equity on the Closing Date.

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The full amounts of the Tranche B Term Facility and the Equity Contribution will be funded on the Tender Offer Closing Date; provided, however, that in the event of a Two-Step Transaction (a) on the Tender Offer Closing Date, (i) any proceeds of the Tranche B Term Facility in excess of those required to pay in full the Existing Refinanced Debt (other than any outstanding revolving debt, which must be paid with cash on the balance sheet of the Acquired Business) and the fees and expenses in connection with the Facilities, (ii) any proceeds of the Equity Contribution in excess of those required to complete the Tender Offer, and (iii) any portion of the Transaction Cash and ECB Proceeds Cash not applied to fund the Tender Offer (the amounts in clauses (i)-(iii), the “Escrowed Amounts”) will be placed into one or more escrow accounts as property of the Borrower and subject to the liens of the Administrative Agent (“Escrow Accounts”) on terms satisfactory to Goldman Sachs, KeyBank and GECC; (b) the Tender Offer will be financed, first, from the proceeds of the Equity Contribution until the purchase of shares of GenTek pursuant to the Tender Offer has been funded in full or all of the proceeds of the Equity Contribution, net of fees, commissions and expenses, have been used to purchase shares of GenTek pursuant to the Tender Offer, and second, from the Transaction Cash; (c) no proceeds of the Facilities will be used to finance any portion of the Tender Offer or to repay any Existing Revolver Debt (except that back-to-back letters of credit may be issued on the Closing Date in respect of the letters of credit outstanding under the Existing Credit Agreement); and (d) on the Merger Closing Date, any amounts deposited into the Escrow Accounts shall be withdrawn, subject to the conditions set forth in Annex B, to consummate the Acquisition.
1. Commitments: Titles and Roles.
GSCP is pleased to confirm its commitment to act, and you hereby appoint GSCP to act, as sole lead arranger (in such capacity, the “Arranger”) and sole bookrunner in connection with the Facilities, and to provide the Borrower up to $175.0 million of the Tranche B Term Facility and up to $7.5 million of the Revolving Facility, in each case on the terms and subject to the conditions contained in this Commitment Letter and the Fee Letters (referred to below). In addition, KeyBank is pleased to confirm its commitment to act, and you hereby appoint KeyBank to act, as sole syndication agent (the “Syndication Agent”) in connection with the Facilities, and to provide the Borrower up to $87.5 million of the Tranche B Term Facility and up to $10.0 million of the Revolving Facility, in each case on the terms and subject to the conditions contained in this Commitment Letter and the Fee Letters. Furthermore, GECC is pleased to confirm its commitment to act, and you hereby appoint GECC to act, as administrative agent (the “Administrative Agent”) in connection with the Facilities, and to provide the Borrower up to $37.5 million of the Tranche B Term Facility and up to $12.5 million of the Revolving Facility, in each case on the terms and subject to the conditions contained in this Commitment Letter and the Fee Letters. The fees for the commitments and for services related to the Facilities are set forth in a separate fee letter (the “Underwriting Fee Letter”) entered into by Holdings, GSCP, KeyBank and GECC on the date hereof. The fees of the Administrative Agent are set forth in one or more separate fee letters (together with the Underwriting Fee Letter, the “Fee Letters”). For purposes of this Commitment Letter, “Goldman Sachs” means GSCP and any of its affiliates that may provide services or perform obligations under this Commitment Letter or the Fee Letters. The commitments and agreements of Goldman Sachs, Key Bank and GECC with respect to these services and commitments are several and not joint.

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2. Conditions Precedent.
Each of Goldman Sachs’, KeyBank’s and GECC’s commitments and agreements are subject to the condition that there shall not have occurred, since December 31, 2008 (the date of the most recent audited financial statements for the Acquired Business furnished by Holdings to Goldman Sachs, KeyBank and GECC), any Company Material Adverse Effect (as defined below). Each of Goldman Sachs’, KeyBank’s and GECC’s commitments and agreements are also subject, in the discretion of Goldman Sachs, KeyBank and GECC, to the satisfactory negotiation, execution and delivery of appropriate definitive loan documents relating to the Facilities including, without limitation, credit agreements, guarantees, security agreements, pledge agreements, real property security agreements, opinions of counsel and other related definitive documents (collectively, the “Loan Documents”) to be based upon and substantially consistent with the terms set forth in this Commitment Letter.
“Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect that , individually or in the aggregate, has or would reasonably be expected to result in any change or effect, that is materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of GenTek and its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which GenTek and its subsidiaries conduct business (except, in each case, to the extent that GenTek or such subsidiary is disproportionately adversely affected relative to other participants in the industries in which GenTek or such subsidiary participates), (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, (c) conditions (or changes therein) in any industry or industries in which GenTek operates to the extent that such conditions do not disproportionately have a greater adverse impact on GenTek and its subsidiaries, taken as a whole, relative to other companies operating in such industry or industries, (d) any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated hereby, including the Tender Offer and the Merger, including any litigation resulting therefrom, any cancellation of or delays in customer orders, any reduction in sales and any disruption in supplier, distributor, partner or similar relationships, (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Commitment Letter, (f) any hurricane, earthquake, flood, natural disaster, or other force majeure event, (g) changes in generally accepted accounting principles, and (h) a decline in the price of GenTek’s common stock on the Nasdaq Global Market or any other market in which such securities are quoted for purchase and sale (it being understood that the facts and circumstances giving rise to such decline may be

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deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(g) of the definition above).
3. Syndication.
The Arranger intends, and reserves the right, to syndicate the Facilities to the Lenders (as defined in Annex B), and you acknowledge and agree that the commencement of syndication shall occur in the discretion of the Arranger. The syndication of the Facilities may be conducted by the Arranger in two phases, the first involving an initial syndication to a limited number of financial institutions on the basis of a summary information package and other information as the Arranger shall reasonably request (the “Initial Syndication”) and the second involving a broad syndication to financial institutions on the basis of the Confidential Information Memorandum (as defined below) (the “General Syndication”). The Arranger will lead the syndication, including determining the timing of all offers to potential Lenders, any title of agent (other than administrative agent) or similar designations or roles awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to the Arranger pursuant to the terms of this Commitment Letter and the Fee Letters. The Arranger will determine the final commitment allocations, after consultation with Holdings, in the case of the Tranche B Term Facility, and subject to the consent of Holdings (which consent shall not be unreasonably withheld or delayed) and in consultation with KeyBank and GECC, in the case of the Revolving Facility. Holdings agrees to use all commercially reasonable efforts to ensure that the Arranger’s syndication efforts benefit from the existing lending relationships of the Sponsor, Holdings and the Acquired Business and their respective subsidiaries. To facilitate an orderly and Successful Syndication of the Facilities, you agree that, until the earlier of (i) the later of (x) 90 days after the Closing Date and (y) 45 days after the Merger Closing Date, and (ii) the termination of the syndication of the Facilities as determined by the Arranger, the Sponsor and Holdings will not, and Holdings will use commercially reasonable efforts to obtain contractual undertakings from the Acquired Business that it will not, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or any debt or equity security of the Acquired Business or Holdings or any of their respective subsidiaries or affiliates (other than (a) the Facilities, (b) the issuance of (i) common equity to the Sponsor and the management of the Acquired Business in connection with the Equity Contribution on the Closing Date and (ii) equity pursuant to employee stock plans and other similar arrangements or top-up provisions in accordance with the Merger Agreement, (c) debt or equity issued by any other portfolio company of the Sponsor; provided that such portfolio company will not be an affiliate of the Acquired Business (other than by way of sharing a common Sponsor) either at the time of the Closing Date or at any time thereafter, (d) debt or equity issued by the Sponsor or other affiliated investors in connection with capital raises unrelated to the Acquisition or the Spin-Off or the financing of each of them, (e) if the Tender Offer Closing Date has not occurred prior to December 1, 2009, debt issued to refinance the revolving facility under the Existing Credit Agreement; provided that such offer and issuance is effected in cooperation with Goldman Sachs, and (f) debt issued to finance the working capital needs of the Spin-Off; provided that such

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offer and issuance is effected in cooperation with Goldman Sachs), including any renewals or refinancings of any existing debt facility or debt security, without the prior written consent of the Arranger.
Holdings agrees to cooperate with Goldman Sachs, agrees to cause the Sponsor to cooperate with Goldman Sachs, and agrees to use commercially reasonable efforts to obtain contractual undertakings from the Acquired Business to cooperate with Goldman Sachs, in connection with (i) the preparation of one or more information packages regarding the business, operations, financial projections and prospects of Holdings and the Acquired Business (collectively, the “Confidential Information Memorandum”) including, without limitation, all information relating to the transactions contemplated hereunder prepared by or on behalf of Holdings, the Sponsor or the Acquired Business deemed reasonably necessary by Goldman Sachs to complete the syndication of the Facilities including, without limitation, obtaining (a) a public corporate family rating from Moody’s Investor Services, Inc. (“Moody’s”), (b) a public corporate credit rating from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation (“S&P”)) and (c) a public credit rating for each of the Facilities from each of Moody’s and S&P, and (ii) the presentation of one or more information packages acceptable in format and content to Goldman Sachs (collectively, the “Lender Presentation”) in meetings and other communications with prospective Lenders or agents in connection with the syndication of the Facilities (including, without limitation, direct contact between senior management and representatives, with appropriate seniority and expertise, of the Sponsor, Holdings and the Acquired Business with prospective Lenders and participation of such persons in meetings). Holdings further agrees that the commitment and agreements of Goldman Sachs hereunder are conditioned upon the Arranger having been afforded a period of at least 25 consecutive calendar days after the date hereof from the availability of a summary information package containing such financial and other information as the Arranger shall reasonably request and the availability of the Confidential Information Memorandum and Lender Presentation and all other information or material delivered to Goldman Sachs in connection therewith (which 25 consecutive calendar days may not include any day falling between December 21, 2009 through January 3, 2010, inclusive) to complete the Initial Syndication and the General Syndication. Holdings will be solely responsible for the contents of any such Confidential Information Memorandum and Lender Presentation and all other information, documentation or materials delivered to the Arranger in connection therewith (collectively, the “Information”) and acknowledges that Goldman Sachs will be using and relying upon the Information without independent verification thereof. Holdings agrees that Information regarding the Facilities and Information provided by Holdings, the Sponsor, the Acquired Business or their respective representatives to the Arranger in connection with the Facilities (including, without limitation, draft and execution versions of the Loan Documents, the Confidential Information Memorandum, the Lender Presentation, publicly filed financial statements, and draft or final offering materials relating to contemporaneous or prior securities issuances by Holdings or the Acquired Business) may be disseminated to potential Lenders and other persons through one or more internet sites (including an IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Facilities or otherwise, in accordance with Goldman Sachs’ standard syndication practices, and you acknowledge that neither the Arranger nor any of its affiliates will be responsible or

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liable to you or any other person or entity for damages arising from the use by others of any Information or other materials obtained on the Platform.
Holdings acknowledges that certain of the Lenders may be “public side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to Holdings, the Acquired Business or their respective affiliates or any of its or their respective securities) (each, a “Public Lender”). At the request of the Arranger, Holdings agrees to prepare an additional version of the Confidential Information Memorandum and the Lender Presentation to be used by Public Lenders that does not contain material non-public information concerning Holdings, the Acquired Business or their respective affiliates or securities. It is understood that in connection with your assistance described above, you will provide, and cause all other applicable persons to provide, authorization letters to the Arranger authorizing the distribution of the Information to prospective Lenders, containing a representation to the Arranger that the public-side version does not include material non-public information about Holdings, the Acquired Business or their respective affiliates or its or their respective securities. In addition, Holdings will clearly designate as such all Information provided to Goldman Sachs by or on behalf of Holdings or the Acquired Business which is suitable to make available to Public Lenders. Holdings acknowledges and agrees that the following documents may be distributed to Public Lenders: (a) drafts and final versions of the Loan Documents; (b) administrative materials prepared by the Arranger for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms of the Facilities.
4. Information.
Holdings represents and covenants that (i) all Information (other than financial projections) provided directly or indirectly by the Acquired Business, Holdings or the Sponsor to Goldman Sachs or the Lenders in connection with the transactions contemplated hereunder is and will be, when taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (ii) the financial projections that have been or will be made available to Goldman Sachs or the Lenders by or on behalf of the Acquired Business, Holdings or the Sponsor have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time such financial projections are furnished to Goldman Sachs or the Lenders, it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material. You agree that if at any time prior to the earlier of (i) the later of (x) 90 days after the Closing Date and (y) 45 days after the Merger Closing Date, and (ii) the termination of the syndication of the Facilities as determined by Goldman Sachs, any of the representations in the preceding sentence would be incorrect in any material respect if the Information and financial projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and financial projections so that such representations will be correct in all material respects under those circumstances.

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5. Indemnification and Related Matters.
In connection with arrangements such as this, it is the policy of each of Goldman Sachs, KeyBank and GECC to receive indemnification. Holdings agrees to the provisions with respect to our indemnity and other matters set forth in Annex A, which is incorporated by reference into this Commitment Letter.
6. Assignments.
This Commitment Letter may not be assigned by you without the prior written consent of Goldman Sachs, KeyBank and GECC (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of Goldman Sachs, KeyBank, GECC and the other parties hereto and, except as set forth in Annex A hereto, is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. Goldman Sachs, KeyBank and GECC may assign their respective commitments and agreements hereunder, in whole or in part, to any of their respective affiliates and, as provided above, to any Lender prior to the Closing Date. In addition, until the termination of the syndication of the Facilities, as determined by the Arranger, (a) Goldman Sachs may, in consultation with Holdings, assign its commitments and agreements hereunder, in whole or in part, to additional co-arrangers or other Lenders, and (b) each of KeyBank and GECC may, in consultation with Holdings and, until the completion of a Successful Syndication, through and with the consent of Goldman Sachs (such consent not to be unreasonably withheld), assign its commitments and agreements hereunder, in whole or in part, to other Lenders, and, in each case, any such assignments will relieve Goldman Sachs, KeyBank or GECC, as applicable, of its obligations set forth herein (including any obligation to fund the amount so assigned) solely to the extent that such assignments are made to GECC, KeyBank, Goldman Sachs or such other parties mutually agreed by you and Goldman Sachs prior to the date hereof, subject to the terms and conditions of this Commitment Letter. Neither this Commitment Letter nor the Fee Letters may be amended or any term or provision hereof or thereof waived or otherwise modified except by an instrument in writing signed by each of the parties hereto or thereto, as applicable, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto or thereto.
7. Confidentiality.
Please note that this Commitment Letter, the Fee Letters and any written communications provided by, or oral discussions with, Goldman Sachs, KeyBank or GECC in connection with this arrangement are exclusively for the information of Holdings and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent except, after providing written notice to Goldman Sachs, KeyBank and GECC, pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee; provided that we hereby consent to your disclosure of (i) this Commitment Letter, the Fee Letters and such communications and discussions to the Sponsor’s and Holdings’ respective officers, directors, agents and advisors who are directly involved in the consideration of the Facilities and who have been informed by you of the confidential nature of such advice and the Commitment Letter and Fee Letters and who

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have agreed to treat such information confidentially, (ii) this Commitment Letter or the information contained herein (but not the Fee Letters or the information contained therein) to the Acquired Business to the extent you notify such persons of their obligations to keep such material confidential, and to the Acquired Business’s officers, directors, agents and advisors who are directly involved in the consideration of the Facilities to the extent such persons agree to hold the same in confidence, (iii) this Commitment Letter or the information contained herein (but not the Fee Letters or any information contained therein unless required by law or regulation, in which case Holdings shall first provide two (2) business days’ prior written notice of any such required disclosure, which notice will include a description of the legal requirement compelling such disclosure, and Holdings shall consult with Goldman Sachs in connection with any such disclosure) in any registration statement, prospectus, form, report, definitive proxy statement, schedule, statement or document required to be filed or furnished with the Securities and Exchange Commission by the Acquired Business, Holdings or the Sponsor (including the Schedule TO, the Offer Documents, the Schedule 14D-9 and the Proxy Statement, each as defined in the Merger Agreement), and (iv) the information contained in Annex B to Moody’s and S&P; provided that such information is supplied only on a confidential basis after consultation with Goldman Sachs, KeyBank and GECC.
8. Absence of Fiduciary Relationship; Affiliates; Etc.
As you know, Goldman Sachs and its affiliates (collectively, “GS”), KeyBank and GECC are full service financial services firms engaged, either directly or through affiliates, in various activities, including securities trading, investment banking and financial advisory, investment management, principal investment, hedging, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, GS, KeyBank and GECC may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and/or financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and/or instruments. Such investment and other activities may involve securities and instruments of Holdings, as well as of other entities and persons and their affiliates which may (i) be involved in transactions arising from or relating to the engagement contemplated by this Commitment Letter, (ii) be customers or competitors of Holdings, or (iii) have other relationships with Holdings. In addition, GS, KeyBank and GECC may provide investment banking, underwriting and financial advisory services to such other entities and persons. GS, KeyBank and GECC may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of Holdings or such other entities. The transactions contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph. Although GS, KeyBank and GECC in the course of such other activities and relationships may acquire information about the transaction contemplated by this Commitment Letter or other entities and persons which may be the subject of the transactions contemplated by this Commitment Letter, none of GS, KeyBank or GECC shall have any obligation to disclose such information, or the fact that it is in possession of such information, to Holdings

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or to use such information on Holdings’ behalf.
Consistent with GS’s, KeyBank’s and GECC’s policies to hold in confidence the affairs of their customers, none of GS, KeyBank or GECC will furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of its other customers. Furthermore, you acknowledge that none of GS, KeyBank, GECC or any of their respective affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.
GS, KeyBank and GECC may have economic interests that conflict with those of Holdings, its equity holders and/or its affiliates. You agree that GS, KeyBank and GECC will act under this Commitment Letter as independent contractors and that nothing in this Commitment Letter or the Fee Letters or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between GS, KeyBank and GECC, on the one hand, and Holdings, its equity holders or its affiliates, on the other. You acknowledge and agree that the transactions contemplated by this Commitment Letter and the Fee Letters (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between GS, KeyBank and GECC , on the one hand, and Holdings, on the other, and in connection therewith and with the process leading thereto, (i) none of GS, KeyBank or GECC has assumed an advisory or fiduciary responsibility in favor of Holdings, its equity holders or its affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether GS, KeyBank or GECC has advised, is currently advising or will advise Holdings, its equity holders or its affiliates on other matters) or any other obligation to Holdings except the obligations expressly set forth in this Commitment Letter and the Fee Letters and (ii) each of GS, KeyBank and GECC is acting solely as a principal and not as the agent or fiduciary of Holdings, its management, equity holders, affiliates, creditors or any other person. Holdings acknowledges and agrees that Holdings has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Holdings agrees that it will not claim that GS, KeyBank or GECC has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to Holdings, in connection with such transactions or the process leading thereto. In addition, Goldman Sachs, KeyBank and GECC may employ the services of their respective affiliates in providing services and/or performing their obligations hereunder and may exchange with such affiliates information concerning Holdings, the Sponsor, the Acquired Business and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to Goldman Sachs, KeyBank and GECC hereunder.
Please note that none of Goldman Sachs, KeyBank, GECC or their respective affiliates provide accounting, tax or legal advice.

ASP GT Acquisition Corp.
September 28, 2009

9. Miscellaneous.
Goldman Sachs’, KeyBank’s and GECC’s commitments and agreements hereunder will terminate upon the first to occur of (i) the consummation of the Acquisition; (ii) the abandonment or termination of the Merger Agreement; (iii) a material breach by Holdings under this Commitment Letter or any Fee Letter; and (iv) January 31, 2010, unless the closing of the Facilities, on the terms and subject to the conditions contained herein, has been consummated on or before such date.
The provisions set forth under Sections 3, 4, 5 (including Annex A), 7 and 8 hereof and this Section 9 will remain in full force and effect regardless of whether definitive Loan Documents are executed and delivered. The provisions set forth under Sections 5 (including Annex A), 7 and 8 hereof and this Section 9 will remain in full force and effect notwithstanding the expiration or termination of this Commitment Letter or Goldman Sachs’, KeyBank’s or GECC’s commitments and agreements hereunder.
Holdings agrees for itself and its affiliates that any suit or proceeding arising in respect to this Commitment Letter or Goldman Sachs’, KeyBank’s or GECC’s commitments or agreements hereunder or the Fee Letters will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and Holdings agrees to submit to the exclusive jurisdiction of, and to venue in, such court. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either Goldman Sachs’, KeyBank’s or GECC’s commitments or agreements or any matter referred to in this Commitment Letter or the Fee Letters is hereby waived by the parties hereto. This Commitment Letter and the Fee Letters will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws.
Goldman Sachs, KeyBank and GECC hereby notify the Sponsor, Holdings and the Acquired Business that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) Goldman Sachs, KeyBank, GECC and each Lender may be required to obtain, verify and record information that identifies the Sponsor, the Borrower and each of the Guarantors (as defined in Annex B), which information includes the name and address of each such person and other information that will allow Goldman Sachs, KeyBank, GECC and each Lender to identify the Sponsor, the Borrower and each of the Guarantors in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for Goldman Sachs, KeyBank, GECC and each Lender.
This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in pdf format) will be effective as delivery of a manually executed counterpart hereof. This

ASP GT Acquisition Corp.
September 28, 2009

Commitment Letter and the Fee Letters are the only agreements that have been entered into among the parties hereto with respect to the Facilities and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Facilities.
[Remainder of page intentionally left blank]

Please confirm that the foregoing is in accordance with your understanding by signing and returning to GSCP, KeyBank and GECC the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letters on or before 11:59 pm (New York time) on the first day written above, whereupon this Commitment Letter and the Fee Letters will become binding agreements between us. If the Commitment Letter and Fee Letters have not been signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this transaction.

Very truly yours,

GOLDMAN SACHS CREDIT PARTNERS L.P.

By:	/s/ Alexis Maged

Authorized Signatory
Signature Page to Commitment Letter

KEYBANK NATIONAL ASSOCIATION

By:	/s/ Everett W. Currier III

Authorized Signatory
Signature Page to Commitment Letter

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Amy Krebs

Authorized Signatory

GE CAPITAL MARKETS, INC.

By:	/s/ Daniel Damon

Authorized Signatory
Signature Page to Commitment Letter

ACCEPTED AND AGREED AS OF SEPTEMBER 28, 2009:

ASP GT ACQUISITION CORP.

By:	/s/ Matthew F. LeBaron

Name:	Matthew F. LeBaron
Title:	President
Signature Page to Commitment Letter

Annex A
In the event that Goldman Sachs, KeyBank or GECC (each, an “Indemnified Party”) becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including shareholders, partners, members or other equity holders of Holdings, the Sponsor or the Acquired Business in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letters (together, the “Letters”), Holdings agrees to periodically reimburse each Indemnified Party for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Holdings also agrees to indemnify and hold each Indemnified Party harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters (whether or not such investigation, litigation, claim or proceeding is brought by you, your equity holders or creditors or an indemnified person and whether or not any such indemnified person is otherwise a party thereto), except to the extent that such loss, claim, damage or liability has been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party in performing the services that are the subject of the Letters. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold it harmless, then Holdings will contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of (i) Holdings, the Sponsor and the Acquired Business and their respective affiliates, shareholders, partners, members or other equity holders on the one hand and (ii) the Indemnified Parties on the other hand in the matters contemplated by the Letters as well as the relative fault of (i) Holdings, the Sponsor and the Acquired Business and their respective affiliates, shareholders, partners, members or other equity holders and (ii) the Indemnified Parties with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of Holdings under this paragraph will be in addition to any liability which Holdings may otherwise have, will extend upon the same terms and conditions to any affiliate of any Indemnified Party and the partners, members, directors, agents, employees and controlling persons (if any), as the case may be, of each such Indemnified Party and any such affiliate, and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of Holdings, each Indemnified Party, any such affiliate and any such person. Holdings also agrees that neither any Indemnified Party nor any of such affiliates, partners, members, directors, agents, employees or controlling persons will have any liability to Holdings, the Sponsor or the Acquired Business or any person asserting claims on behalf of or in right of Holdings, the Sponsor or the Acquired Business or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except in the case of Holdings to the extent that any losses, claims, damages, liabilities or expenses incurred by Holdings or its affiliates, shareholders, partners or other equity holders have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party in performing the services that are the subject of the Letters; provided, however, that in no event will such indemnified party or such other parties have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such indemnified party’s or such other parties’ activities related to the Letters. The provisions of this Annex A will survive any termination or completion of the arrangement provided by the Letters.

Annex A-1

Annex B
GenTek Holding, LLC
Summary of the Facilities
This Summary outlines certain terms of the Facilities referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	GenTek Holding, LLC (the “Borrower”).

Guarantors:	Each of the Borrower’s existing and subsequently acquired or organized domestic subsidiaries (including, without limitation, the Acquired Business, but excluding immaterial and inactive subsidiaries as may be agreed and any entity constituting the Spin-Off) (collectively, the “Subsidiary Guarantors”), the immediate parent company of the Borrower (“Intermediate Holdco”) and, to the extent required by the Arranger in its sole discretion, any additional parent holding companies of the Borrower up to and including GenTek (provided, that the guarantee of GenTek, if any, shall not have recourse to the stock of GenTek Technologies Marketing Inc. after the completion of the Spin-Off) (together with Intermediate Holdco, “Holdco” and together with the Subsidiary Guarantors, the “Guarantors”) will guarantee (the “Guarantee”) all obligations under the Facilities.

Purpose/Use of Proceeds:	In the event of a One-Step Transaction, the proceeds of the Tranche B Term Facility will be used to fund, in part, the Acquisition (including the payment of the Existing Refinanced Debt (other than any Existing Revolver Debt) and the fees and expenses in connection with the Facilities) as described in the Commitment Letter. In the event of a Two-Step Transaction, the Tranche B Term Facility made available on the Tender Offer Closing Date will be applied to pay the Existing Refinanced Debt (other than any Existing Revolver Debt) and the fees and expenses in connection with the Facilities, and any excess proceeds will be placed in the Escrow Accounts and shall be withdrawn, subject to the conditions below, on the Merger Closing Date to consummate the Acquisition.

Amounts available under the Revolving Facility will be used for permitted capital expenditures and permitted acquisitions (subject to customary conditions and pro forma financial tests to be

Annex B-1

agreed), to provide for the ongoing working capital requirements of the Acquired Business following the Closing Date and for general corporate purposes.

In the event of a Two-Step Transaction, no proceeds of the Facilities will be used to finance the Tender Offer.

Sole Lead Arranger and Sole Bookrunner:	Goldman Sachs Credit Partners L.P. (“GSCP”) (in its capacities as Sole Lead Arranger, Sole Bookrunner and Syndication Agent, the “Arranger”).

Administrative Agent:	General Electric Capital Corporation (“GECC”) (in such capacity, the “Administrative Agent”).

Syndication Agent:	KeyBank National Association (“KeyBank”) (in such capacity, the “Syndication Agent”).

L/C Issuer:	KeyBank (in such capacity, the “L/C Issuer”).

Lenders:	GSCP, KeyBank, GECC and/or other financial institutions selected by GSCP (each, a “Lender” and, collectively, the “Lenders”).

Amount of Facilities:	$330 million of senior secured bank financing (the “Facilities”) to include:

(i) a $300 million senior secured Tranche B term loan (the “Tranche B Term Facility”), subject to reduction on the Closing Date as provided in the Commitment Letter; and

(ii) a $30 million senior secured revolving credit facility (the “Revolving Facility”).

Availability:	Tranche B Term Facility: One drawing may be made under the Tranche B Term Facility on the Closing Date.

Revolving Facility: Amounts available under the Revolving Facility may be borrowed, repaid and reborrowed after the Closing Date until the maturity date thereof; provided that no portion of the Revolving Facility will be funded on the Closing Date other than back-to-back letters of credit issued in respect of letters of credit outstanding under the Existing Credit Agreement on the Closing Date.

Maturities:	Tranche B Term Facility: Fifth anniversary of the Closing Date.

Annex B-2

Revolving Facility: Fourth anniversary of the Closing Date.

Closing Date:	The date on or before January 31, 2010 on which the borrowings under the Tranche B Term Facility are made and the Revolving Facility is effective (the “Closing Date”).

Amortization:	The outstanding principal amount of the Tranche B Term Facility will be payable in equal quarterly amounts of 1% per annum prior to the fourth anniversary of the Closing Date, with the remaining balance due in equal quarterly installments in the final year of the Tranche B Term Facility. No amortization will be required with respect to the Revolving Facility.

Swing Line Loans:	At the option of the Lender providing such swing line loans, a portion of the Revolving Facility to be agreed upon may be made available as swing line loans.

Letters of Credit:	At the option of the L/C Issuer, a portion of the Revolving Facility to be agreed upon may be made available for the issuance of letters of credit by the L/C Issuer (“Letters of Credit”).

Interest Rate:	All amounts outstanding under the Facilities will bear interest, at the Borrower’s option, as follows:

	A.	Initially, with respect to loans made under the Revolving Facility:

		(i)	at the Base Rate plus 3.50% per annum; or

		(ii)	at the reserve adjusted Eurodollar Rate plus 4.50% per annum; and

	B.	With respect to loans made under the Tranche B Term Facility:

		(i)	at the Base Rate plus 3.75% per annum; or

		(ii)	at the reserve adjusted Eurodollar Rate plus 4.75% per annum.

In the event that the public corporate credit ratings provided by either S&P or Moody’s on the Closing Date are lower than B1 and B+, respectively (in each case with a stable or better outlook), then the weighted average of the interest rate of the Facilities shall be increased by 1.00% (allocated by the Arranger in its sole discretion).

Annex B-3

As used herein, the terms “Base Rate” and “reserve adjusted Eurodollar Rate” will have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve adjusted Eurodollar Rate will be customary and appropriate for financings of this type subject to a reserve adjusted Eurodollar Rate “floor” of 2.5% and a Base Rate “floor” of 3.5%. In no event shall the Base Rate be less than the sum of (i) the one-month reserve adjusted Eurodollar Rate (after giving effect to any reserve adjusted Eurodollar Rate “floor”) plus (ii) the difference between the applicable stated margin for reserve adjusted Eurodollar Rate loans and the applicable stated margin for Base Rate loans. After the occurrence and during the continuance of an Event of Default, interest on all amounts then outstanding will accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate plus an additional two percentage points (2.00%) per annum and will be payable on demand.

Interest Payments:	Quarterly for loans bearing interest with reference to the Base Rate; except as set forth below, on the last day of selected interest periods (which will be one, two, three and six months) for loans bearing interest with reference to the reserve adjusted Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year (365/366 day year with respect to loans bearing interest with reference to the Base Rate).

Interest Rate Protection:	Within 60 days after the Closing Date, the Borrower will obtain from a counterparty satisfactory to the Arranger interest rate protection through interest rate swaps, caps or other agreements satisfactory to the Administrative Agent against increases in the interest rates with respect to a notional amount of indebtedness such that not less than 50% of the total funded indebtedness of the Borrower and its subsidiaries outstanding as of the Closing Date will be either (i) subject to such interest rate protection agreements or (ii) fixed rate indebtedness, in each case for a period of not less than three years.

Funding Protection:	Customary for transactions of this type, including breakage costs, gross-up for withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Commitment Fees:	Commitment fees equal to 0.75% per annum times the daily average undrawn portion of the

Annex B-4

Revolving Facility (reduced by the amount of Letters of Credit issued and outstanding) will accrue from the Closing Date and will be payable quarterly in arrears.

Letters of Credit Fees:	A fee equal to (i) the applicable margin then in effect for loans bearing interest at the reserve adjusted Eurodollar Rate made under the Revolving Facility, times (ii) the average daily maximum aggregate amount available to be drawn under all Letters of Credit, will be payable quarterly in arrears to the Lenders under the Revolving Facility. In addition, a fronting fee, to be agreed upon between the L/C Issuer and the Borrower, will be payable to the L/C Issuer, as well as certain customary fees assessed thereby.

Voluntary Prepayments:	The Facilities may be prepaid in whole or in part without premium or penalty; provided that loans bearing interest with reference to the reserve adjusted Eurodollar Rate will be prepayable only on the last day of the related interest period unless the Borrower pays any related breakage costs. Voluntary prepayments of the Tranche B Term Facility will be applied to scheduled amortization payments as directed by the Borrower.

Mandatory Prepayments:	The following mandatory prepayments will be required (subject to certain basket amounts to be negotiated in the definitive Loan Documents):

	1.	Asset Sales: Prepayments in an amount equal to 100% of the net cash proceeds (and in the case of the ECB Sale, the fair market value of any non-cash proceeds) of the sale or other disposition of any property or assets of Holdco, the Borrower or its subsidiaries (subject to certain exceptions to be determined, including, in the event that the ECB Sale occurs after the Closing Date and on or before March 31, 2010, an exception for the proceeds thereof up to $20 million) other than net cash proceeds of sales or other dispositions of inventory in the ordinary course of business and net cash proceeds (not in excess of an amount to be agreed upon in the aggregate) that are reinvested in other long-term assets useful in the business of the Borrower and its subsidiaries within one year of receipt thereof.

	2.	Insurance Proceeds: Prepayments in an amount equal to 100% of the net cash proceeds of insurance paid on account of any loss of any property or assets of Holdco, the Borrower or its subsidiaries other than net cash proceeds that are reinvested in other long-term assets

Annex B-5

useful in the business of the Borrower and its subsidiaries (or used to replace damaged or destroyed assets) within one year of receipt thereof.

	3.	Incurrence of Indebtedness: Prepayments in an amount equal to 100% of the net cash proceeds received from the incurrence of indebtedness by Holdco, the Borrower or its subsidiaries (other than indebtedness otherwise permitted under the Loan Documents), payable no later than the first business day following the date of receipt.

	4.	Excess Cash Flow: Prepayments in an amount equal to 75% (subject to reduction to 50% upon the attainment by the Borrower of a leverage ratio to be agreed) of “excess cash flow” (to be defined in the applicable Loan Document), payable within 90 days of fiscal year-end.

All mandatory prepayments will be applied without penalty or premium (except for breakage costs, if any) and will be applied, first, to the Tranche B Term Facility (and applied to scheduled amortization payments in the order of their maturity); and, second, to outstanding loans (and to the permanent reduction of commitments) under the Revolving Facility.

Security:	The Facilities, each Guarantee, any interest rate, commodity, and/or currency hedging obligations of the Borrower or any Guarantor owed to the Administrative Agent, the Arranger, any Lender, or any affiliate of the Administrative Agent, the Arranger or any Lender (the “Hedging Obligations”) will be secured by first priority security interests in all assets, including without limitation, all personal, real and mixed property of the Borrower and the Guarantors (except as otherwise agreed to by the Arranger). In addition, the Facilities will be secured by a first priority security interest in 100% of the capital stock of the Borrower and each domestic subsidiary of the Borrower, 65% of the capital stock of each first tier foreign subsidiary of the Borrower and each Guarantor and all intercompany debt owing to the Borrower or a Guarantor. All security arrangements relating to the Facilities and the Hedging Obligations will be in form and substance satisfactory to the Administrative Agent, the Arranger and the Syndication Agent and will be perfected on the Closing Date. Notwithstanding the foregoing, the current assets at the Automotive Subsidiary may be subject to a prior lien to secure an ABL working capital line to the extent permitted by the covenants and subject to an intercreditor agreement satisfactory in all respects to the Administrative Agent.

Annex B-6

Representations and Warranties:	The credit agreement for the Facilities will contain such customary and appropriate representations and warranties by the Borrower and the Guarantors (with respect to the Borrower and the Guarantors and their respective subsidiaries (other than, if GenTek is a Guarantor, the Automotive Subsidiary)) as are usual and customary for financings of this kind, giving due regard to then current market conditions, including, without limitation: due organization; requisite power and authority; qualification; equity interests and ownership; due authorization, execution, delivery and enforceability of the Loan Documents; creation, perfection and priority of security interests; no conflicts; governmental consents; historical and projected financial condition; no material adverse change; no restricted junior payments; absence of material litigation; payment of taxes; title to properties; environmental matters; no defaults under material agreements; Investment Company Act and margin stock matters; ERISA and other employee matters; absence of brokers or finders fees; solvency; compliance with laws; full disclosure; and Patriot Act and other related matters.

Covenants:	The definitive Loan Documents for the Facilities will contain such financial, affirmative and negative covenants by each of the Borrower and Holdco (with respect to the Borrower and Holdco and their subsidiaries) as are usual and customary for financings of this kind, giving due regard to then current market conditions, including, without limitation:

- financial covenants:	minimum interest coverage and a maximum total leverage ratio,

- affirmative covenants:	delivery of consolidated financial statements for Intermediate Holdco, the Borrower and their subsidiaries and other reports (including the identification of information as suitable for distribution to Public Lenders or Non-Public Lenders); maintenance of existence; payment of taxes and claims; maintenance of properties; maintenance of insurance; cooperation with syndication efforts; books and records; inspections; lender meetings; compliance with laws; environmental matters; additional collateral and guarantors; maintenance of corporate level and facility level ratings; affirmative requirements with respect to the creation of the Spin-Off (including without limitation, with respect to intercompany debt, transition and shared servicing

Annex B-7

or other transition and sharing arrangements, tax sharing or other similar arrangements, management arrangements, audit requirements, relating thereto and the termination or cash collateralization of all Letters of Credit outstanding for the benefit of the Automotive Subsidiary, be in form and substance reasonably satisfactory to the Arranger), passive holding company covenant for Holdco, and further assurances, including, in each case, exceptions and baskets to be mutually agreed upon, and

- negative covenants:	limitations with respect to other indebtedness (including, without limitation, limits on obligations owing to the Automotive Subsidiary in amounts to be agreed); liens; negative pledges; restricted junior payments (e.g., no dividends, redemptions or voluntary payments on certain debt, including, without limitation, additional limitations for the period between the Tender Offer Closing Date and the Merger Closing Date but with exceptions to be agreed including, if the ECB Sale occurs after the Closing Date and on or prior to March 31, 2010, for the distribution of any ECB Proceeds Cash not required to be used to pay the Tranche B Term Facility and any non-cash proceeds of the ECB Sale, limitations on distributions from Intermediate Holdco with respect to taxes in excess of tax liabilities that would have been incurred if Intermediate Holdco and its subsidiaries were taxed on a stand alone basis); restrictions on subsidiary distributions; investments, mergers and acquisitions (including a prohibition on investments in, including loans to, the Automotive Subsidiary); sales of assets (including subsidiary interests), it being understood that the consideration for the ECB Sale may include non-cash consideration having a fair market value not in excess of $20 million; sales and lease-backs; capital expenditures; transactions with affiliates; conduct of business; permitted activities of Holdco; amendments and waivers of organizational documents, junior indebtedness and other material agreements; negative requirements with respect to the creation of the Spin-Off (including, without limitation, retention of liabilities and provision of services and limitations on actions giving rise to unfunded tax liabilities), and changes to fiscal year, including, in each case, exceptions (such as with respect to the Spin-Off and the ABL financing of the Automotive Subsidiary prior to the creation of the Spin-Off) and baskets to be mutually agreed upon.

Events of Default:	The definitive Loan Documents for the Facilities will include such events of default (and, as appropriate, grace periods) as are usual and customary for financings of this kind, giving due

Annex B-8

regard to then current market conditions, including, without limitation, failure to make payments when due, defaults under other agreements or instruments of indebtedness, certain events under hedging agreements, noncompliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, ERISA, impairment of security interests in collateral, invalidity of guarantees, “change of control” (to be defined in a mutually agreed upon manner), the failure to consummate the Spin-Off within 30 days of the Merger Closing Date, and, in the event of a Two-Step Transaction, failure to complete the Acquisition within 90 days of the Tender Offer Closing Date.

Conditions Precedent to the Initial Borrowings and the Effectiveness of the Revolving Facility:

The several obligations of the Lenders to make, or cause one of their respective affiliates to make, loans under the Facilities will be subject to the conditions precedent referred to in the Commitment Letter and listed on Annex C attached to the Commitment Letter.

Conditions to Release of Funds from Escrow Accounts:
In the event of a Two-Step Transaction, the release of funds from the Escrow Accounts on the Merger Closing Date shall be subject to the occurrence of the Merger pursuant to and in accordance with the terms of the Merger Agreement.

Conditions to All Borrowings:	The conditions to all borrowings, including the initial borrowing on the Closing Date will consist of requirements relating to prior written notice of borrowing, balances not in excess of the commitments then in effect, the accuracy of representations and warranties and, prior to and after giving effect to the funding of the Facilities, the absence of any default or event of default.

Assignments and Participations:	The Lenders may assign all or, in an amount of not less than (x) $2.5 million with respect to the Revolving Facility and (y) $1.0 million with respect to the Tranche B Term Facility, any part of, their respective shares of the Facilities to their affiliates (other than natural persons) or one or more banks, financial institutions or other entities that are eligible assignees (to be defined in the Loan Documents) which, in the case of assignments with respect to the Revolving Facility, are

Annex B-9

reasonably acceptable to the Administrative Agent and (except during the existence of an Event of Default) the Borrower, each such consent not to be unreasonably withheld or delayed. Upon such assignment, such affiliate, bank, financial institution or entity will become a Lender for all purposes under the Loan Documents; provided that assignments made to affiliates and other Lenders will not be subject to the above described consent or minimum assignment amount requirements. A $3,500 processing fee will be required in connection with any such assignment. The Lenders will also have the right to sell participations, subject to customary limitations on voting rights, in their respective shares of the Facilities. The Sponsor and its affiliated funds shall be permitted assignees with respect to the Tranche B Term Facility, subject to terms and limitations to be agreed, including without limitation (i) a cap on the maximum amount of the Loans that may be held by the Sponsor and such affiliated funds at any time equal to 20% of the Tranche B Term Facility, (ii) no voting rights for the Sponsor or any of its affiliated funds in its capacity as a Lender; provided that no amendment or modification requiring a vote of each affected lender shall affect the Sponsor in a manner that is materially disproportionate to the effect of such amendment on other Lenders of the same class; and (iii) the absence of material information not generally available to the Lenders at the time of any such assignment.

Requisite Lenders:	Amendments and waivers will require the approval of Lenders holding more than 50% of total commitments or exposure under the Facilities, except that (x) any amendment that would disproportionately affect the obligation of the Borrower to make payment of the loans under either the Revolving Facility or the Tranche B Term Facility will not be effective without the approval of holders of more than 50% of such class of loans and (y) with respect to matters relating to the interest rates, maturity, amortization, certain collateral issues and the definition of Requisite Lenders, consent of each Lender directly and adversely affected thereby shall be required.

Taxes:	The Facilities will provide that all payments are to be made free and clear of any taxes (other than franchise taxes and taxes on overall net income), imposts, assessments, withholdings or other deductions whatsoever. Lenders will furnish to the Administrative Agent appropriate certificates or other evidence of exemption from U.S. federal tax withholding.

Indemnity:	The Facilities will provide customary and appropriate provisions relating to indemnity and related matters in a form reasonably satisfactory to the Arranger, the Administrative Agent and the Lenders.

Annex B-10

Governing Law and Jurisdiction:	The Facilities will provide that the Borrower will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York (except to the extent the Collateral Agent requires submission to any other jurisdiction in connection with the exercise of any rights under any security document or the enforcement of any judgment) and will waive any right to trial by jury. New York law will govern the Loan Documents, except with respect to certain security documents where applicable local law is necessary for enforceability or perfection.

Counsel to the Arranger:	Gibson, Dunn & Crutcher LLP.
The foregoing is intended to summarize certain basic terms of the Facilities. It is not intended to be a definitive list of all of the requirements of the Lenders in connection with the Facilities.

Annex B-11

Annex C
GenTek Holding, LLC
Summary of Conditions Precedent to the Facilities
Certain capitalized terms used herein are defined in the Commitment Letter.
A. CONDITIONS PRECEDENT TO THE FACILITIES SHALL INCLUDE WITHOUT LIMITATION:
1.	Concurrent Transactions.
(a) In the event of either a One-Step Transaction or a Two-Step Transaction, on the Closing Date (i) Holdings shall have received the proceeds of the Equity Contribution and, to the extent not used to finance the Tender Offer, contributed the same to the Borrower as cash common equity on terms reasonably acceptable to the Arranger, the Syndication Agent and the Administrative Agent; (ii) the Equity Contribution shall have been made pursuant to and in accordance with the terms set forth in the Equity Commitment Letter; (iii) the Arranger, the Syndication Agent and the Administrative Agent shall be satisfied that (x) the Existing Revolver Debt has been paid in full prior to the Closing Date using only unrestricted cash on the balance sheet of the Acquired Business and back-to-back letters of credit issued on the Closing Date in respect of the letters of credit outstanding under the Existing Credit Agreement and (y) the outstanding amount of the term loan under the Existing Credit Agreement shall be no greater than the amount outstanding on the date of the Commitment Letter plus accrued and unpaid interest thereon; (iv) the Existing Refinanced Debt shall have been repaid in full, all commitments relating thereto shall have been terminated and all liens or security interests related thereto shall have been terminated or released, in each case on terms satisfactory to the Arranger, the Syndication Agent and the Administrative Agent; and (v) there shall not exist (pro forma for the Tender Offer, the Acquisition and the creation of the Spin-Off and the financing thereof) any default or event of default under any of the Loan Documents.
(b) In the event of a One-Step Transaction, on the Closing Date, in addition to the conditions set forth in 1(a) above, (i) the Merger shall have been consummated pursuant to the provisions of the Merger Agreement, and (ii) all conditions to the consummation of the Acquisition shall have been satisfied.
(c) In the event of a Two-Step Transaction, on the Closing Date, in addition to the conditions set forth in 1(a) above, (i) Holdings shall have acquired not less than 50.1% of the issued and outstanding shares of GenTek pursuant to the Tender Offer; (ii) the proceeds of the Equity Contribution, together with the Transaction Cash and ECB Proceeds Cash loaned to Holdings, shall be sufficient to consummate the Tender Offer and to pay all related fees, commissions and expenses; (iii) the Tender Offer shall have been financed, first, from the proceeds of the Equity Contribution until the purchase of shares of GenTek pursuant to the Tender Offer has been funded in full or all of

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the proceeds of the Equity Contribution, net of fees, commissions and expenses, have been used to purchase shares of GenTek pursuant to the Tender Offer, and second, from the Transaction Cash and ECB Proceeds Cash; (iv) the Escrow Accounts shall have been established, the terms and structure thereof shall be reasonably satisfactory to the Arranger, the Syndication Agent and the Administrative Agent, the Escrowed Amounts shall have been deposited therein and the Arranger, the Syndication Agent and the Administrative Agent shall be satisfied that amounts therein are sufficient to fund the Acquisition; (v) the terms and structure of any intercompany note evidencing the loan, if any, of the Transaction Cash and ECB Proceeds Cash (or any portion thereof) to Holdings to finance the Tender Offer shall be reasonably satisfactory to the Arranger, the Syndication Agent and the Administrative Agent; and (vi) all conditions to the Tender Offer shall have been satisfied, and no condition to the consummation of the Acquisition shall be unable to be satisfied within 90 days of the Closing Date.
2.	Financial Statements. The Arranger shall have received (i) at least 45 days prior to the Closing Date, audited financial statements of the Acquired Business for each of the three fiscal years immediately preceding the Closing Date; (ii) as soon as internal financial statements are available to the Acquired Business, and in any event at least 45 days prior to the Closing Date, unaudited financial statements for any interim period or periods of the Acquired Business ended after the date of the most recent audited financial statements and more than 45 days prior to the Closing Date; (iii) any additional audited and unaudited financial statements that are delivered to the Sponsor and/or Holdings, as and when such financial statements are delivered; and (iv) customary pro forma financial statements, in each case meeting the requirements of Regulation S-X for Form S-1 registration statements.

3.	Maximum Leverage Ratio. At the time of funding, the total amount of indebtedness will be limited such that the ratio of (i) total indebtedness for Holdco and its subsidiaries as of the Closing Date after giving effect to the Acquisition to (ii) pro forma consolidated EBITDA (calculated in accordance with the definitions set forth on Annex D hereto) for the latest twelve-month period for which financial statements are then available will not be greater than 2.25:1.00.

4.	Performance of Obligations. All costs, fees, expenses (including, without limitation, legal fees and expenses, title premiums, survey charges and recording taxes and fees) and other compensation contemplated by the Commitment Letter and the Fee Letters payable to GSCP, the Arranger, the Syndication Agent, the Administrative Agent or the Lenders shall have been paid to the extent due, and Holdings shall have complied in all material respects with all of its other obligations under the Commitment Letter and the Fee Letters and shall have caused the Borrower to become jointly and severally liable in all respects with all of its obligations under the Commitment Letter and the Fee Letters, effective upon the Closing Date.

5.	Customary Closing Documents. The Arranger, the Syndication Agent and the Administrative Agent shall be satisfied that Holdings and the Borrower, as applicable, has complied with the following closing conditions: (i) satisfactory negotiation, execution and delivery of appropriate definitive Loan Documents, including any documentation required to evidence any structure changes resulting from the

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“market flex” provisions in the Underwriting Fee Letter; (ii) the delivery of customary legal opinions, corporate records and documents from public officials, lien searches and officer’s certificates; (iii) satisfactory confirmation of repayment of the Existing Refinanced Debt; (iv) evidence of authority; (v) obtaining material third party and governmental consents necessary in connection with the Acquisition, the related transactions or the financing thereof, as required by the Merger Agreement, including, without limitation, all filings required by the New Jersey Industrial Site Recovery Act; (vi) perfection of liens, pledges, and, subject to post-closing periods as may be necessary, mortgages on the collateral securing the Facilities; (vii) subject to post-closing periods as may be necessary, delivery of satisfactory commitments for title insurance; (viii) evidence of insurance; and (ix) delivery of a solvency certificate from the chief financial officer of the Borrower and each Guarantor in form and substance, and with supporting documentation, satisfactory to the Arranger, the Syndication Agent and the Administrative Agent. The Arranger, the Syndication Agent and the Administrative Agent shall have received at least 10 days prior to the Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act.
6.	Rating. No later than 12 days prior to the Closing Date, Holdings shall have obtained (a) a public corporate family rating for the Borrower and its subsidiaries from Moody’s, (b) a public corporate credit rating from S&P, and (c) a credit rating for each of the Facilities from each of Moody’s and S&P.

7.	Minimum Liquidity Amount. On the Closing Date, the minimum amount of unrestricted cash and cash equivalents (without counting the Transaction Cash or ECB Proceeds Cash used in the Tender Offer, any cash or cash equivalents held by the Automotive Subsidiary or any amounts deposited into the Escrow Accounts and after giving effect to the repayment in full of the Existing Revolver) on the balance sheet of the Acquired Business shall not be less than $10 million (the “Minimum Liquidity Amount”).

8.	Automotive Subsidiary. The valve actuation systems segment of the Acquired Business shall be owned by one or more subsidiaries of GenTek that conduct no other business other than the business of the valve actuations systems segment (collectively, the “Automotive Subsidiary”) pursuant to a structure and on terms reasonably satisfactory to the Arranger. After giving effect to the transactions on the Closing Date, the Automotive Subsidiary shall have no more than $5 million in cash.

9.	ECB Sale. If the ECB Sale occurs on or before the Closing Date, the fair market value of all non-cash proceeds received in respect of the ECB Sale shall not exceed $20 million.

10.	Structure. The Arranger, the Syndication Agent and the Administrative Agent shall be (i) satisfied with any contributions made to the direct or indirect parents of Gentek to the extent made in any manner other than through common equity and (ii) reasonably satisfied with any actions taken prior to the Closing Date to consummate the Spin-Off.

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Annex D
GenTek Holding, LLC
Proposed Definitions of “Consolidated Adjusted EBITDA” and Related Terms for the
Purpose of Calculating Maximum Leverage Ratio at Closing
EBITDA DEFINITION:
          “Consolidated Adjusted EBITDA” means, for any period, an amount determined for the Borrower and its Subsidiaries on a consolidated basis equal to (i) Consolidated Net Income plus (ii) the sum, without duplication and only to the extent deducted in calculating such Consolidated Net Income, of the amounts for such period of (a) Consolidated Interest Expense, (b) provisions for taxes based on income, (c) total depreciation expense, (d) total amortization expense, and (e) other non-Cash items reducing Consolidated Net Income (excluding any such non-Cash item to the extent that it represents an accrual or reserve for potential Cash items in any future period or amortization of a prepaid Cash item that was paid in a prior period), minus (iii) other non-Cash items increasing Consolidated Net Income for such period (excluding any such non-Cash item to the extent it represents the reversal of an accrual or reserve for potential Cash item in any prior period).
          “Consolidated Net Income” means, for any period, (i) the net income (or loss) of the Borrower and its Subsidiaries (other than the Automotive Subsidiary, the electronic chemicals business and inactive subsidiaries and discontinued operations) on a consolidated basis for such period taken as a single accounting period determined in conformity with GAAP, minus (ii) (a) the income (or loss) of any Person (other than a Subsidiary of the Borrower) in which any other Person (other than the Borrower or any of its Subsidiaries) has a joint interest, (b) the income of any Subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary, (c) any after-tax gains or losses attributable to asset sales or returned surplus assets of any Pension Plan,(d) gains or losses on the early extinguishment or retirement of debt, and (e) (to the extent not included in clauses (a) through (d) above) any net extraordinary gains or net extraordinary losses, plus, the amount of dividends or other distributions actually paid to the Borrower or any of its Subsidiaries by a Person whose income or loss is excluded pursuant to clause (ii)(a) above during such period.
RELATED DEFINITIONS AND INTERPRETATION
          “Consolidated Interest Expense” means, for any period, total interest expense (including that portion attributable to Capital Leases in accordance with GAAP and capitalized interest) of the Borrower and its Subsidiaries on a consolidated basis with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under Interest Rate Agreements.

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          “GAAP” means United States generally accepted accounting principles in effect as of the date of determination thereof.
          “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement or arrangement, each of which is for the purpose of hedging the interest rate exposure associated with the Borrower’s and its Subsidiaries’ operations and not for speculative purposes.
          “Pension Plan” means any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA.
          “Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person.

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